Filed by North Fork Bancorporation, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: GreenPoint Financial Corp. Subject Company’s Exchange Act File No.: 001-14320

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. (“North Fork”) and GreenPoint Financial Corp. (“GreenPoint”), including future financial and operating results, North Fork’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork’s and GreenPoint’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork’s and GreenPoint’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Aurelie Campbell, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003, and information regarding GreenPoint’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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JOINT PRESS RELEASE ISSUED FEBRUARY 16, 2004

FOR IMMEDIATE RELEASE	Contact:	For North Fork Bancorporation:
Daniel M. Healy
Executive Vice President
Chief Financial Officer
(631) 844-1258
North Fork Bancorporation
or
Steve Frankel
(212) 371-5999
The Abernathy MacGregor Group
For GreenPoint Financial Corp.:
Richard Humphrey
(212) 834-1201

NORTH FORK ANNOUNCES $6.3 BILLION GREENPOINT ACQUISITION

Earnings Impact Expected to be Record-Setting Accretion

Merger Creates Largest Regional Bank in New York, Preeminent in Metropolitan Area

Complementary Combination Represents “Best in Class” Commercial and Retail Bank with Tremendous Growth Platform

Melville, NY and New York – February 16, 2004 – North Fork Bancorporation, Inc. (NYSE: NFB) and GreenPoint Financial Corp. (NYSE: GPT) announced today that they have signed a definitive agreement in which North Fork will acquire GreenPoint in an all-

stock transaction valued at $6.3 billion. With over $50 billion in assets, $30 billion in deposits and over 340 branches on a pro forma basis, the transaction will create the largest regional bank in the New York metro area and the 16th largest bank holding company in the nation. The combination will bring together the core strengths of North Fork’s formidable commercial and community banking capabilities and GreenPoint’s highly successful consumer banking and mortgage businesses, enabling North Fork to expand its market penetration dramatically and diversify its customer base and revenue stream.

Under the terms of the agreement, in a tax-free exchange of shares, GreenPoint shareholders will receive a fixed exchange ratio of 1.0514 shares of North Fork common stock for each GreenPoint share held, valuing GreenPoint shares at $46.00 based on North Fork’s closing price on February 13, 2004.

The transaction is expected to be 12% accretive to North Fork’s 2005 earnings per share, and 13.5% accretive to tangible book value. This combination represents North Fork’s most accretive transaction ever and the highest level of earnings accretion for any U.S. bank transaction of its size in recent history.

“The economics of this transaction are compelling,” said John Adam Kanas, Chairman and Chief Executive Officer of North Fork. “We are bringing together two very simple and profitable banking strategies under one management team. It is completely consistent with our frequently stated acquisition philosophy of building shareholder value through increased profitability within our highly-coveted market. We intend to maintain both brand names and their strong respective brand identities in the marketplace.”

Thomas S. Johnson, Chairman and Chief Executive Officer of GreenPoint, added, “The strategic rationale of this partnership is an exciting one for our shareholders, customers and employees. Shareholders of both companies have a tremendous opportunity to benefit from the long-term value creation of an enterprise that will be a major player in both commercial and consumer banking. GreenPoint customers will now have access to

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increased commercial banking, real estate and cash management products, and North Fork customers will have access to our proven expertise in retail banking and residential lending. Both GreenPoint and North Fork employees will have new career opportunities as part of a larger, faster-growing organization.”

North Fork expects to generate over $1.5 billion in pre-tax income in the first full year of combined operations. The companies expect infrastructure cost savings in excess of $100 million. Integration risk and customer disruption will be at an absolute minimum as a result of the market segmentation model. The combination also improves North Fork’s non-interest income component from its current level of 15% of total revenues to over 30%.

The definitive agreement has been approved unanimously by the Boards of Directors of both companies. The transaction is subject to all required regulatory approvals, approval by shareholders of both companies, and other customary conditions. Due diligence has been completed and the transaction is expected to be completed in the fourth quarter of 2004. The new North Fork Bancorporation Board of Directors will consist of 10 members from North Fork and five members from GreenPoint.

Mr. Kanas will continue to serve as Chairman and Chief Executive Officer of North Fork Bancorporation. Bharat B. Bhatt, currently President and Chief Operating Officer of GreenPoint, will be joining the senior management team of North Fork as Senior Executive Vice President. Mr. Johnson and Mr. Bhatt will each serve on the Board of Directors of North Fork Bancorporation.

North Fork was represented in the transaction by its financial advisor Sandler O’Neill & Partners, L.P. and its legal advisor Skadden, Arps, Slate, Meagher and Flom LLP. GreenPoint was represented by its financial advisors, Lehman Brothers and Keefe, Bruyette & Woods, and its legal advisor Wachtell, Lipton, Rosen & Katz.

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North Fork will hold a conference call and webcast tomorrow, February 17, 2004, at 11:00 a.m. ET to discuss this merger. The Domestic Dial-In number is 800-239-8730. The International Dial-In number is 706-645-9215. Please use the passcode “North Fork” to access the event. The presentation that will be used may be obtained by logging on to North Fork’s website at http://www.northforkbank.com or GreenPoint’s website at http://www.greenpoint.com. Replay will be available at approximately 2:00 p.m. ET, February 17, 2004 and for one week following, through February 24. The domestic replay number is 800-642-1687. International replay number is 706-645-9291. The passcode for both the domestic and international replays is 5583391.

About North Fork Bancorporation, Inc.

North Fork Bancorporation, Inc., www.northforkbank.com, is a $20 billion multi-bank holding company headquartered in Melville, New York and has consistently ranked as one of the top performing commercial banks in the country. Including the pending acquisition of Trust Company of New Jersey, North Fork will operate over 250 branches throughout the metropolitan New York City area including New Jersey, Long Island and Connecticut.

About GreenPoint Financial Corp.

GreenPoint Financial Corp., www.greenpoint.com, is a $23 billion asset bank holding company and is among the most profitable of the 50 largest banking companies in the country. GreenPoint’s businesses, a national mortgage business and a New York retail bank with 90 branches, are complementary to each other and therefore reduce the cyclical nature of earnings growth inherent in the financial services industry.

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This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. (“North Fork”) and GreenPoint Financial Corp. (“GreenPoint”), including future financial and operating results, North Fork’s plans, objectives,

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expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork’s and GreenPoint’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork’s and GreenPoint’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov). The forward-looking statements in this press release speak only as of the date of the release, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Corporate Secretary, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003, and information regarding GreenPoint’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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INVESTOR PRESENTATION DATED FEBRUARY 17, 2004

Acquisition of Creating The Dominant New York Metropolitan Franchise

Transaction Summary Purchase Price per Share: $46.00 per GreenPoint share (1) Fixed Exchange Ratio: 1.0514x North Fork shares for each GreenPoint share - no walk away, no collars Aggregate Purchase Price: $6.31 Bn Consideration: 100% Stock - tax free exchange Board Representation: 5 including Thomas Johnson & Bharat Bhatt Reciprocal Termination Fee: $250mm Due Diligence: Completed Anticipated Closing: Fourth Quarter 2004 (1) Based on North Fork closing price as of February 13, 2004

Multiple of Tangible Book 4.2 x Multiple of 2004E EPS (1) 12.1 x Multiple of 2004E EPS with Cost Savings (2) 9.4 x Premium to Total Deposits (3) 27% Based on I/B/E/S 2004 median consensus of $3.79 Assumes ESOP and Cost Savings of $126.7 million are fully phased in for 2004 Excludes $1.2 billion of the purchase price as an allocation to GreenPoint Mortgage Transaction Multiples

Financial and Strategic Rationale Financially Compelling A record setting accretion of 12% to GAAP EPS Accretion to Tangible Book Value of $1.00 Strategically Attractive Significant market share and customer base expansion Segmented branding opportunity in highly desirable metro New York market Two simple business models unite Expanded penetration in the world's most attractive market, serving diverse customer segments with two strong brands Experienced management team

Creating the Dominant Metro New York Bank North Fork Brings... Proven skill set in commercial banking A track record of strong organic growth A full range of right size commercial banking products for the NY market GreenPoint Brings... A proven skill set in consumer banking Strong core deposit growth Sophisticated consumer products & services A leading mortgage company New Company The blend of 2 simple and highly successful stories driven by a proven management team with an eye toward profitability driven by efficiency and best in class products and services

Experienced Management Team

Dual Branding Rationale Two Strong Brand Names serving two different customer bases Straightforward market segmentation exercise Focus on customer retention and growth through tailored products Maintain consistent, high quality service at branches with the focus on the customer experience North Fork Entrepreneurs GreenPoint Consumers

Dominant in the NY Market North Fork will be the largest bank in the New York Area serving the local market with the 4th largest deposit market share Source: SNL DataSource. Deposit data as of June 30, 2003. Includes pending ownership. Note: Metro NY region includes New York, Bronx, Kings, Nassau, Queens, Richmond, Rockland, Suffolk, and Westchester counties.

Market Leadership Source: SNL DataSource. Deposit data as of June 30, 2003. Includes pending ownership. Excludes HQ branches (representing large corporate deposits) for Citigroup, J.P. Morgan Chase, HSBC, Bank of New York, Deutsche Bank and Bank of America/Fleet Suffolk, NY Nassau, NY Queens, NY Kings, NY Bronx, NY Westchester, NY New York, NY Richmond, NY Rockland, NY Stand Alone 16.4 6.4 7.8 1.7 6.8 1.7 2.7 0 2.2 Pro Forma 20.1 16.9 14.7 10.7 7 3.7 4.3 0.9 2.2 Market Share % 1 2 5 5 8 5 9 12 1 Significantly Expands Market Share Ranking

Branch and Brand Plans Identified over 20 GreenPoint locations that we believe would grow faster and be more profitable as a North Fork Bank branch Identified 10-15 North Fork locations that we believe would grow faster and be more profitable as a GreenPoint Bank branch Identified up to 15 branch consolidation opportunities Identified approximately 10 GreenPoint locations that can host a North Fork Bank branch in the building

Overview of North Fork Among one of the highest performing commercial banks in the nation Approximately $26 billion in assets, $18 billion in deposits and 250 branches in prime New York metropolitan locations Low risk profile Proven acquiror North Fork As of December 31, 2003 ($ in millions) Total Assets $ 25,934 Deposits 18,436 Net Loans 14,457 Common Equity 2,370 Tangible Common Ratio 5.19% NFB includes the pending acquisition of TCNJ

Overview of GreenPoint The largest retail bank in the New York Metropolitan area Approximately $23 billion in assets, $13 billion in deposits and 90 branches in prime New York metropolitan locations Low risk profile Carved out a niche in a relatively uncompetitive segment of the residential mortgage market Highly valuable franchise, impossible to duplicate GreenPoint As of December 31, 2003 ($ in millions) Total Assets $ 22,985 Deposits 12,546 Net Loans 9,963 Common Equity 1,839 Tangible Common Ratio 6.53%

GreenPoint Mortgage A national mortgage originator focused on high margin, specialty loans Among the Top 10 Largest Wholesale Lenders - $39 billion in total originations for 2003 - $12 billion in specialty loans (Alt A, No-Doc) Counter-cyclical, representing less than 20% of income Strong, proven management team

Economic Assumptions 11% cost savings on combined institution Assumes no incremental share repurchases or leverage of capital Assumes no revenue enhancements Core deposit intangible equal to 1.5% of GreenPoint's core deposits, amortized SYD over 11 years

Restructuring Charge ($ in millions) Pre-Tax Pre-Tax After-Tax After-Tax Merger Expense $ 47.8 $ 39.4 Contracts and Severance 137.6 105.3 Facility and Equipment 14.0 8.4 Other 15.0 9.0 Total Restructuring Charge $ 214.4 $ 162.1

Cost Savings $ in millions 2005 Cost Savings % of GreenPoint Bank % of GreenPoint Financial % of Combined Institution Salaries $ 52.1 41% 20% 10 % Occupancy & Equipment 15.7 27% 16% 8 % Other Operating Expenses 30.8 38% 21% 13 % Total Operating Expenses $ 98.6 37% 19% 11 % ESOP Expense 31.1 Total Non-interest Expense $ 129.7

Cost Savings by Function $ in millions

Immediately Accretive to NFB EPS * I/B/E/S mean estimates ** includes purchase accounting and core deposit intangible items 2004 - assumes 0% Cost Savings, October 1, 2004 close 2004 - assumes 0% Cost Savings, October 1, 2004 close 2004 - assumes 0% Cost Savings, October 1, 2004 close 2004 - assumes 0% Cost Savings, October 1, 2004 close ($ in thousands, except per share amounts) After Tax EPS * Shares NFB $ 455,071 $ 2.84 160,011 GPT 107,873 3.79 28,480 Purchase Accounting** 9,068 ESOP Expense Savings 5,139 Pro Forma 577,150 2.92 197,555 Cost Savings 0 Tax Efficiencies 6,910 Pro Forma with Efficiencies $ 584,060 $ 2.96 197,555 EPS Accretion $ 0.11 EPS Accretion % 4.0%

Immediately Accretive to NFB EPS * I/B/E/S mean estimates ** includes purchase accounting and core deposit intangible items 2005 - assumes 100% Cost Savings 2005 - assumes 100% Cost Savings 2005 - assumes 100% Cost Savings 2005 - assumes 100% Cost Savings ($ in thousands, except per share amounts) After Tax EPS * Shares NFB $ 533,573 $ 3.14 170,198 GPT 444,310 4.19 105,919 Purchase Accounting** 36,272 ESOP Expense Savings 20,554 Pro Forma 1,034,710 3.23 320,373 Cost Savings 65,060 Tax Efficiencies 28,165 Pro Forma with Efficiencies $ 1,127,934 $ 3.52 320,373 EPS Accretion $ 0.39 EPS Accretion % 12.3%

Pro Forma Balance Sheet ($ in millions except per share amounts) * NFB includes the pending acquisition of TCNJ

Revenue Diversification Fee Income Net Interest Income 15 85 Pro Forma Fee Income Net Interest Income 32 68 North Fork (1) (1) Pro Forma for the acquisition of TCNJ $1.1 billion $2.4 billion Mortgage Banking Contribution is Less than 20%

Loan Diversification Resid Mtg Multifamily Comm'l Mtg C&I Consumer Constr/Land 20 25 24 16 13 2 Resid Mtg Multifamily Comm'l Mtg C&I Consumer Constr/Land 47 16 18 10 8 1 North Fork (1) GreenPoint New Company (1) Pro Forma for the acquisition of TCNJ Resid Mtg Multifamily Comm'l Mtg 88 2 10 $14.5 billion $10.0 billion $24.5 billion

Deposit Diversification DDA Sav, NOW, MM Time 26 52 23 DDA Sav, NOW, MM Time 17 56 28 GreenPoint New Company (1) Pro Forma for the acquisition of TCNJ DDA Sav, NOW, MM Time 3 62 35 North Fork (1) $12.6 billion $18.4 billion $31.0 billion

Commercial Bank Rankings Market pricing as of February 13, 2004 $ in millions

GreenPoint Opportunities The impact of the North Fork style incentive compensation programs for the GreenPoint employee to further increase deposit growth The improvement of GreenPoint Bank's net interest margin by transforming the balance sheet over time to include higher earning assets Increased market visibility of GreenPoint Bank as a result of this transaction Increased local residential mortgage volume as a result of referrals from North Fork to GreenPoint Mortgage Strategically And Financially Accretive Not Reflected in Accretion Analysis

North Fork Opportunities Increased small business lending volumes as a result of referrals of GreenPoint customer base Exposure to larger borrowers as a result of the combined balance sheet The ability to expand the branch system at a very low cost An opportunity to take deposits from over 5,000 small businesses customers already borrowing from GreenPoint Strategically And Financially Accretive Not Reflected in Accretion Analysis

Combined Opportunities Increased visibility in the market place The value of a far more diversified revenue stream The possibility of the growth rate being under estimated A dramatic improvement in North Fork's terminal value as a result of its dominant market share Strategically And Financially Accretive Not Reflected in Accretion Analysis

Acquisition of Creating The Dominant New York Metropolitan Franchise

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. ("North Fork") and GreenPoint Financial Corp. ("GreenPoint"), including future financial and operating results, North Fork's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork's and GreenPoint's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork's and GreenPoint's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this presentation speak only as of the date of the presentation, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements. Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Corporate Secretary, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201. The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003, and information regarding GreenPoint's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.